[On American Home Products Corporation Executive Committee Letterhead]








                         November 1, 1995



Mr.  Edward V. Fritzky
Chairman and Chief Executive Officer
Immunex Corporation
51 University Street
Seattle, Washington 98101

Dear Mr. Fritzky:

          Reference is made to the Amended and Restated Governance Agreement dated as of December 15, 1992 (the "Governance Agreement") among American Cyanamid Company, Lederle Oncology Corporation and Immunex Corporation (the "Company") and the Agreement dated September 23, 1994 between the Company and American Home Products Corporation ("AHP"). We are writing to notify the Board of Directors of the Company that today AHP has determined to propose to the Company and its stockholders a transaction to be structured as a "Permitted Acquisition Transaction" (within the meaning of Section 1.01(q) of the Governance Agreement) pursuant to which AHP would acquire the shares of the Company it does not already own and the stockholders of the Company (other than AHP and its subsidiaries) would receive $14.50 in cash for each share of common stock or an aggregate of more than $263 million.

          We believe that this proposal would present an attractive opportunity for your public stockholders to realize a price which represents a 13.7% premium over the current market price of the Company's common stock. We have been advised by our financial advisor that this price is at a level which both your financial advisor and stockholders should support.

          It is our understanding that you may be considering granting
employee options imminently.   Under the circumstances, it would appear to be
inappropriate for the Board of Directors to take this action at this time. We intend to discuss thoroughly with you the appropriate treatment of the Company's management and employees in the transaction and thereafter.

          While our proposal contemplates a merger of the Company with a direct or indirect subsidiary of AHP, we would like to discuss with you the issues relating to the precise structure of the proposed transaction. Our proposal is subject, among other things, to the negotiation and execution of mutually acceptable definitive merger and other agreements containing provisions customary for transactions of this type.

          In addition, our proposed transaction would be subject to satisfaction of the requirements of a "Permitted Acquisition Transaction" set forth in the Governance Agreement, including the approval of at least a majority of the Company's minority stockholders, approval of two-thirds of the members of the Company's Board of Directors (other than AHP designees) -- including at least two independent directors, and the receipt by the Board of Directors of a fairness opinion from an independent investment banking firm. These requirements will ensure that the interests of the Company's minority stockholders are fully protected in our proposed transaction.

          In considering this proposal, Immunex should be aware that AHP is not interested in selling its majority position in the Company.

          We hope that we can proceed together promptly to allow the Company's public stockholders to realize value for their shares to an extent not likely to be available to them in the marketplace. As you know, AHP has a
Schedule 13D on file with the Securities and Exchange Commission relating to its ownership of the common stock of the Company. We have been advised by our counsel that, as a result of our proposal of a "Permitted Acquisition Transaction", we are required by law promptly to disclose this letter in an amendment to such Schedule 13D and to make certain related disclosures in such amendment.

          We look forward to discussing the foregoing with you soon.

                              Sincerely,

                              /s/ Robert G. Blount

                              Robert G. Blount
                              Senior Executive Vice President

cc:  J.J. Carr
     K.L. Cramer
     R.A. Essner
     S. Gillis
     R. Jackson
     M. L. Kranda
     J.E. Lyons
     E.W. Martin